UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42213

WeRide Inc.

21st Floor, Tower A, Guanzhou Life Science Innovation Center

No. 51, Luoxuan Road, Guangzhou International Biotech Island

Guangzhou 510005

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

EXPLANATORY NOTE

WeRide Inc. made the announcement dated August 12, 2026 with The Stock Exchange of Hong Kong Limited in relation to its unaudited financial results for the second quarter and first half ended June 30, 2026. For details, please refer to the exhibit to this current report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement: Inside Information - Unaudited Financial Results for the Second Quarter and First Half Ended June 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeRide Inc.

By:	/s/ Jennifer Li
Name:	Jennifer Li
Title:	Chief Financial Officer

Date: August 12, 2026